Urban Outfitters, Inc.

5000 South Broad St.

Philadelphia, PA

July 16, 2007

Securities and Exchange Commission

Division of Corporate Finance

Attention: Yong Kim

Station Place

100 F Street NE

Washington, DC 20549

Re: Urban Outfitters, Inc.

File Number 0-22754

Dear Mr. Kim:

This letter sets forth the response of Urban Outfitters, Inc. (the “Company”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated July 3, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 31, 2007, which was filed on March 30, 2007. The Staff’s comment, along with the Company’s response is set forth below.

Form 10-K for the Fiscal Year Ended January 31, 2007

Notes to the Consolidated Financial Statements, page F-8

Revenue Recognition, page F-11

You disclose that you recognize sales from gift cards upon redemption. Please tell us and disclose in future filings your gift card accounting policies, including whether or not you recognize breakage and whether your gift cards have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and your estimated gift card breakage rate. Please also tell us and disclose in future filings the amount of breakage recognized for each year presented and the financial statement line item where these amounts are recorded. In addition, tell us whether you recognize breakage upon the sale of gift cards or over the term of your performance obligation and your basis in GAAP for doing so.

Our accounting policy related to gift cards is as follows: (1) gift card sales are recorded as a liability when the sale is made, (2) revenue is recognized when the gift card is redeemed for merchandise, (3) except as identified below, we record no revenue before the gift card is redeemed (i.e., breakage) as our gift cards have no expiration dates.

As consideration for the administrative costs of managing and monitoring account and transaction detail on behalf of the cardholder, we charge a $1.50 fee to the card if it is not used for an 18-month period (“dormancy fee”). The dormancy fee is charged for each month of inactivity after the initial 18-month period and is described on the back of our gift card as accepted by the cardholder at the time of purchase. Dormancy fees are charged until the balance of the gift card is zero or until the cardholder uses the card to purchase merchandise. We believe our accounting policy relating to gift cards is in compliance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.

The Company records the revenue associated with dormancy fees charged in “Net Sales” in its statement of operations. The Company did not record revenue associated with dormancy fees for fiscal 2005. For the past two fiscal years, such revenue has been as follows ($ in 000’s):

	2007	2006
Dormancy fees	$561	$929
Net Sales	1,224,717	1,092,107
Percentage	.05%	.09%

The Company does not believe that dormancy fees are material to its results of operations; therefore, disclosure is not considered necessary.

In response to the Staff’s comment, the Company will expand the disclosure of its gift card accounting policy in future filings. Below is an example of the type of disclosure the Company plans to include in future filings:

Accounting Policies

The Company accounts for gift cards by recording a liability at the time the gift card is issued to the customer in exchange for consideration from the customer. The liability remains on the Company’s books until it is redeemed by the customer at which time the Company records the redemption of the card for merchandise as a sale. The Company’s gift cards do not expire. The terms and conditions on the card accepted by the customer provide that, after a period of dormancy, a fee is charged to the card until it is used or until the balance is exhausted. Revenues attributable to the gift card service fee are included in sales and have not been material.

In connection with our response, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions to me at (215)-454-4727.

Very truly yours,

/s/ John Kyees
John Kyees
Chief Financial Officer